Exhibit 99.1

Bespoke Capital Acquisition Corp. Announces Filing of a Registration Statement on Form S-4 in Connection with its Proposed Business Combination with Vintage Wine Estates and Reports Fiscal 2020 Financial Results

Toronto, ON – March 15, 2021 – Bespoke Capital Acquisition Corp. (NASDAQ: BSPE) (TSX: BC.U) (TSX: BC.WT.U) (“Bespoke” or “BCAC”), a publicly-traded special purpose acquisition company, announced today that it has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (the "Registration Statement"), which includes a preliminary proxy statement/consent solicitation statement/prospectus, in connection with its recently-announced proposed business combination with Vintage Wine Estates (“VWE” or the “Company”), one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform.

On February 4, 2021, BCAC announced a definitive agreement for a business combination with Vintage Wine Estates. Upon closing, the combined company will be named Vintage Wine Estates, Inc. Its common stock will remain listed on the Nasdaq Global Market under the new ticker symbol “VWE” and on the TSX under the symbol “VWE.U”. The warrants will remain listed on the TSX under “VWE.WT.U”.

BCAC is also reporting its financial results as of December 31, 2020 and for the period from inception on July 8, 2019 to December 31, 2019. BCAC’s audited annual financial statements have been filed on Canada’s System for Electronic Document Analysis and Retrieval (“SEDAR”) and the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, and may be viewed by shareholders and interested parties under BCAC’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Bespoke Capital Acquisition Corp.

Bespoke Capital Acquisition Corp. is a $360 million special purpose acquisition corporation listed on the Nasdaq and TSX. Bespoke is led by Chairman Paul Walsh (former CEO of Diageo) and an experienced team of managers, operators and investors who have played integral roles in helping build and grow profitable public and private consumer staples businesses, both organically and through acquisitions, to create value for stockholders. For more information please visit https://www.bespokespac.com/.

Vintage Wine Estates, Inc.

Vintage Wine Estates is a family of wineries and wines whose singular focus is producing the finest quality wines and incredible customer experiences with wineries throughout Napa, Sonoma, California’s Central Coast, Oregon and Washington State. Since its founding 20 years ago, the Company has become a top 15 U.S. wine producer via organic and acquisitive growth, today selling more than 2 million nine-liter equivalent cases annually. To achieve this growth, the Company curates, creates, stewards and markets its many brands and services to customers and end consumers via a balanced omni-channel strategy encompassing direct-to-consumer, wholesale and exclusive brands arrangements with national retailers. VWE is diverse across price points and varietals with over 50 brands ranging from $10-$150 USD at retail, with the majority selling in the $12-$20 USD price range. For more information, visit https://www.vintagewineestates.com/.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this press release. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Contacts:

Investors

Mark Harms

Bespoke Capital Partners LLC

information@bespokecp.com

+44-207-016-8050

or

ICR

BespokeIR@icrinc.com

Media

Alecia Pulman

BespokePR@icrinc.com